Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement of Shore Bancshares, Inc. on Form S-8, as amended by Post-Effective Amendment No. 1, in respect of the 2006 Stock and Incentive Compensation Plan of our reports dated March 7, 2006 with respect to the consolidated balance sheets of Shore Bancshares, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the Annual Report on Form 10-K of Shore Bancshares, Inc. for the year ended December 31, 2005.

/s/ Stegman & Company

Baltimore, Maryland
July 28, 2006